UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from            to

Commission file number 0-15279

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

GENERAL COMMUNICATION, INC.
401(K) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GENERAL COMMUNICATION, INC.
2550 Denali Street, Suite 1000
Anchorage, Alaska  99503

GENERAL COMMUNICATION, INC.
401(K) PLAN

FORM 11-K

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits at December 31, 2010 and 2009	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009	5

Notes to Financial Statements	6

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	15

Signature	16

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974

Exhibit
Exhibit No. 23.1 – Consent of Grant Thornton LLP (Independent Registered Public Accounting Firm) (filed herewith)

Report of Independent Registered Public Accounting Firm

The Plan Trustees
General Communication, Inc.
 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the General Communication Inc. 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years ended December 31, 2010 and 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years ended December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3, the Plan adopted new accounting guidance as of December 31, 2010 related to the Accounting for loans to Participants.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON, LLP

Portland, Oregon
June 29, 2011

GENERAL COMMUNICATION, INC.
401(K) PLAN
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

(Amounts in thousands)	2010	2009
Assets
Investments at fair value:
Participant directed:
Common stocks	$63,355	33,327
Mutual funds	82,350	56,796
Group annuity insurance contract	15,456	10,834
Individually directed accounts	2,672	2,495
Total investments	163,833	103,452

Receivables:
Notes receivable from participants	3,564	2,678
Employee contributions	705	668
Employer contributions	615	584
	4,884	3,930

Liabilities
Excess contributions refundable:
Employee	696	580
Employer	17	54
	713	634

Net assets available for benefits	$168,004	106,748

See accompanying notes to financial statements.

GENERAL COMMUNICATION, INC.
401(K) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2010 and 2009

(Amounts in thousands)	2010	2009

Additions to net assets attributed to:
Contributions:
Employee	$8,459	7,333
Employer	7,618	6,242
Total contributions	16,077	13,575

Investment income:
Net appreciation in fair value of investments	42,082	2,371
Dividend income	1,181	1,395
Interest income	241	184
Total investment income	43,504	3,950

Total additions	59,581	17,525

Deductions to net assets attributed to:
Employee withdrawals	(4,545)	(3,078)
Corrective distribution of excess contributions	(713)	(634)
Administrative expenses	(82)	(130)
Total deductions	(5,340)	(3,842)

Net increase in net assets available for benefits	54,241	13,683
Net transfers in	7,015	---
Net assets available for benefits at beginning of period	106,748	93,065

Net assets available for benefits at end of period	$168,004	106,748

See accompanying notes to financial statements.

GENERAL COMMUNICATION, INC.
401(K) PLAN
Notes to Financial Statements

(1)        Description of Plan
The following description of the General Communication, Inc. 401(K) Plan ("Plan") provides general information only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering employees of General Communication, Inc. (“GCI”) and affiliated companies, including employees of United Utilities, Inc. (“UUI”) (collectively, the "Company") who have completed one year of service, as defined in the Plan document.  GCI and affiliated companies are parties-in-interest to the Plan.

Contributions
The Plan provides for a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code of 1986 ("Code").  A participant may elect the following methods to make employee contributions:

(1)	Salary Reduction Contributions which will not be included in the participant's current earnings for federal income tax purposes but rather are taxable upon distribution, or

(2)	Roth 401(k) Contributions which will be included in the participant's current earnings for federal income tax purposes and are not taxable upon distribution.

Eligible employees of the Company may elect to reduce their compensation in any amount up to 50% of such compensation subject to a maximum of $16,500 in 2010 and 2009.  Contributions may be made as salary reductions or Roth 401(k) contributions or a combination of both.

Compensation considered for all Plan purposes is subject to a compensation ceiling of $245,000 in 2010 and 2009.  Eligible employees were allowed to make catch-up contributions of no more than $5,500 during the years ended December 31, 2010 and 2009.  Employee catch-up contributions are not eligible for matching.

The Plan allows up to 100% matching, as determined each year by the Company’s Board of Directors, of employee contributions.  No more than 10% of any one employee’s compensation will be matched in any pay period.

Company matching contributions made to the Plan may be invested in any Plan investment at any time by the participant.

Matching amounts contributed to the Plan by the Company are not taxed to the employee until distribution upon retirement, hardship, disability, death or termination of employment.  Plan earnings are taxable to the employee either upon distribution or, in the case of certain qualifying GCI common stock distributions, upon eventual disposition of the stock.

Participant Accounts
Each participant account is credited with the participant's contributions, employer matching contributions and allocations of Plan earnings and losses.  Plan earnings and losses are allocated on a daily basis, based upon the number of shares held by each participant account.  Participants may change their investment allocation on a daily basis.

Vesting
A participant's interest in his or her Salary Reduction Contributions and Roth 401(k) Contributions is always fully vested and is not subject to forfeiture.

GENERAL COMMUNICATION, INC.
401(K) PLAN
Notes to Financial Statements

The participant's interest in the Company matched portion of their account (“Matching Account”) is vested based upon years of service with the Company (as defined in the Plan document), in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1 or more but less than 2	20%
2 or more but less than 3	30%
3 or more but less than 4	45%
4 or more but less than 5	60%
5 or more but less than 6	80%
6 or more	100%

Any portion of a participant's account which is forfeitable shall be forfeited on the earlier of the date a terminated participant receives a distribution or the date on which the participant experiences five consecutive one-year breaks in service (as defined in the Plan document).

A participant's interest in their Matching Account fully vests without regard to the number of years of service when the participant, while still employed:  (i) attains Normal Retirement Age (as defined in the Plan document) and retires under the terms of the Plan; (ii) dies; or (iii) becomes totally and permanently disabled.  A participant's interest in their Matching Account fully vests upon termination or partial termination of the Plan or upon complete discontinuance of Company contributions.

If a participant terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability while any portion of his or her account in the Plan is forfeitable, and receives a distribution of his or her vested account balance attributable to Company matching contributions not later than the close of the fifth Plan year following the Plan year in which participation terminated, then upon becoming an eligible employee, the participating employee will have the right to repay the distribution to the Plan in accordance with Plan provisions.  The shares of that participating employee's account previously forfeited will be restored.

Payment of Benefits
A participant or beneficiary may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account upon termination due to death, disability or retirement.

Participants who terminate with vested benefits less than $1,000 may automatically receive the value of the vested interest in their account as a lump-sum distribution.

Forfeitures
If a participating employee terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability, that portion of his or her account attributable to Company matching contributions which has not vested will be forfeited.  All forfeited amounts are used to reduce future Company matching contributions.  During 2010 and 2009, employer contributions were reduced by $69,000 and $216,000, respectively, from forfeited nonvested accounts. At December 31, 2010 and 2009, $42,000 and $51,000, respectively, had been forfeited but had not yet been used to reduce the Company’s matching contribution.

GENERAL COMMUNICATION, INC.
401(K) PLAN
Notes to Financial Statements

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the portion of their vested account.  Loan transactions are treated as a transfer to (from) the appropriate investment fund (from) to the participant’s loan.  Loan terms range from one to five years.  Loans are secured by the vested balance in the participant’s account and accrue interest at a fixed rate calculated at the loan date.  In 2010 and 2009, the fixed rate is calculated using the bank prime loan rate reported at www.federalreserve.gov on the loan date plus two percent.  Principal and interest are paid ratably through semi-monthly payroll deductions.

(2)        Summary of Significant Accounting Policies

Basis of Accounting
The Plan financial statements are based on the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan to make estimates and assumptions, such as those regarding the fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 8 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Pending settlements represent the value of sold or purchased securities during the three-business day settlement period.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits
Benefits are recorded when paid.

Subsequent Events
The Plan has evaluated subsequent events for disclosure and accounting considerations through June 29, 2011, the date the financial statements were available to be issued.

(3)        Recently Adopted Accounting Standards
In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updated (“ASU”) No. 2010-06, “Improving Disclosures about Fair Value Measurements” that requires new fair value measurement classification disclosures and clarifies existing disclosures. The guidance requires disclosures about transfers into and out of Levels 1 and 2 of the fair value hierarchy, and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies the existing fair value disclosures regarding valuation techniques, inputs used in those

GENERAL COMMUNICATION, INC.
401(K) PLAN
Notes to Financial Statements

valuation models and at what level of detail fair value disclosures should be provided.   The Company adopted ASU 2010-06 as of January 1, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted. The adoption of the remaining disclosure requirements in ASU 2010-06 is not expected to materially impact the Plan’s current fair value disclosures.

In September 2010, the FASB issued ASU No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension plans” that requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  The guidance is effective for fiscal years ending after December 15, 2010 with early adoption permitted.  The guidance should be applied retrospectively to all periods presented.  The Plan adopted this guidance as of December 31, 2010.  Participant loans previously reported as a component of investments have been reclassified to receivables from a separate component of net assets in order to conform to the current year presentation.

(4)        Administration of Plan Assets
Prudential is the Plan’s recordkeeper and asset trustee.  Administrative expenses related to the Plan of $82,000 and $130,000 for the years ended December 31, 2010 and 2009, respectively, were paid by the Plan to the recordkeeper and asset trustee.  The asset trustee charges trade fees for all transactions in common stock investments.  Trade fees for mutual fund investments, if any, are described in each fund’s prospectus.  Company employees provide administrative support to the Plan but no employee receives compensation from the Plan.

(5)        Amendment or Termination
The Company's Board of Directors has reserved the right to amend or terminate the Plan.  No amendment may reduce the accrued benefits of any participant or give the Company any interest in the trust assets of the Plan.  In the event of termination of the Plan, a participant with respect to the Plan becomes fully vested in his or her Matching Account.

(6)	Investments
The following investment choices were offered to Plan participants during the year ended December 31, 2010:

Common Stock:
•	GCI Class A and Class B

Mutual Funds:
•	Allianz NFJ Small Cap Admin
•	American Beacon Large Cap Value A
•	American Funds EuroPacific Growth R-4
•	BlackRock Inv Retire Port I
•	BlackRock Lifepath 2020 I
•	BlackRock Lifepath 2030 I
•	BlackRock Lifepath 2040 I
•	BlackRock Lifepath 2050 I
•	BlackRock Small Cap Growth Equity
•	Fidelity Spartan Market Index
•	Harbor Capital Appreciation Admin
•	Virtus Real Estate Securities Fund
•	Pimco Funds Total Return Admin
•	Loomis Sayles BND FD CL I

GENERAL COMMUNICATION, INC.
401(K) PLAN
Notes to Financial Statements

Group Annuity Insurance Contract:
•	Principal Preservation Separate Account of Prudential Retirement Insurance and Annuity Company

Participants have the option of having self-directed benefit accounts for which they may choose to buy any common stock or mutual fund.

Common stock investment prices per share at December 31, 2010 and 2009 were as follows:

	2010	2009
GCI Class A	$12.66	6.38
GCI Class B	$11.50	5.00

Investments which represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009 were as follows (amounts in thousands):

	2010	2009
GCI Class A and Class B common stock	$63,355	33,327
Principal Preservation Separate Account	15,456	10,834
Pimco Funds Total Return Admin	11,336	9,101
American Beacon Large Cap Value A	10,799	7,614
American Funds EuroPacific Growth R-4	9,938	7,302
Fidelity Spartan Market Index	8,351	6,533
Allianz NFJ Small Cap Admin	8,292	---
BlackRock Lifepath 2020 I	---	4,973
	$127,527	79,684

The percentage of plan assets invested in common stock of the plan sponsor at December 31, 2010 and 2009 are 38% and 31%, respectively.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) have appreciated (depreciated) in value during the years ended December 31, 2010 and 2009, as follows (amounts in thousands):

	2010	2009
Common stock	$33,568	(8,231)
Mutual funds	8,514	10,602
	$42,082	2,371

(7)	Plan Merger
Effective January 4, 2010, all accounts and assets of the UUI 401(k) and Profit Sharing Plan (“UUI Plan”) were merged into the Plan.  The market value of the assets merged into the Plan totaled $7.0 million and is included in Net Transfers In on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010.

GENERAL COMMUNICATION, INC.
401(K) PLAN
Notes to Financial Statements

Employer contributions transferred from the UUI Plan will continue to vest (as defined in the Plan document), in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2 or more but less than 3	20%
3 or more but less than 4	40%
4 or more but less than 5	60%
5 or more but less than 6	80%
6 or more	100%

(8)        Fair Value Measurements
FASB ASC 820 “Fair Value Measurements and Disclosures” established a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. FASB ASC 820 established three levels of inputs that may be used to measure fair value:

• Level 1: quoted prices in active markets for identical assets or liabilities, for example NYSE, NASDAQ, etcetera for assets identical to the securities to be valued;

• Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

• Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  Examples would include limited partnership interests, closely held stock, etcetera.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

• Common stocks: At December 31, 2010 and 2009, the fair values of GCI Class A common stock are based on the closing price as listed on the Nasdaq Global Select MarketSM.  At December 31, 2010 and 2009, the fair value of GCI Class B common stock is based on the closing price listed on the Over-The-Counter Bulletin Board service offered by the National Association of Securities Dealers.  GCI Class B common stock is convertible share-for-share into GCI Class A common stock.

• Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end.

• Group Annuity Contract: Valued at deposits made to the contract plus earnings at guaranteed crediting rates, less withdrawals and fees. (See note 9).

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

GENERAL COMMUNICATION, INC.
401(K) PLAN
Notes to Financial Statements

Investments Measured at Fair Value
Investments measured at fair value consisted of the following types of instruments as of December 31, 2010 and 2009 (Level 1, 2 and 3 inputs are defined above) (amounts in thousands):

	Fair Value Measurements at Reporting Date Using
December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
Small cap	$12,130	---	---	12,130
Mid cap	2,382	---	---	2,382
Large cap	36,360	---	---	36,360
Target date retirement	19,743	---	---	19,743
Bond fund investments	11,735	---	---	11,735
Common stocks	63,355	---	---	63,355
Self-directed brokerage accounts	2,672	---	---	2,672
Group annuity insurance contract	---	---	15,456	15,456
Total investments at fair value	$148,377	---	15,456	163,833

December 31, 2009
Mutual funds:
Small cap	$6,392	---	---	6,392
Mid cap	1,641	---	---	1,641
Large cap	25,885	---	---	25,885
Target date retirement	13,777	---	---	13,777
Bond fund investments	9,101	---	---	9,101
Common stocks	33,327	---	---	33,327
Self-directed brokerage accounts	2,495	---	---	2,495
Group annuity insurance contract	---	---	10,834	10,834
Total investments at fair value	$92,618	---	10,834	103,452

GENERAL COMMUNICATION, INC.
401(K) PLAN
Notes to Financial Statements

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) included in the group annuity insurance contract is as follows (amounts in thousands):

As of December 31, 2010
Balance at January 1, 2010	$10,834
Realized gains (included in net appreciation in fair value of investments on Statements of Changes in Net Assets Available for Benefits)	119
Unrealized gains relating to instruments still held at the reporting date (included in net appreciation in fair value of investments on Statements of Changes in Net Assets Available for Benefits)	353
Purchases, sales, issuances, and settlements (net)	4,150
Balance at December 31, 2010	$15,456

As of December 31, 2009
Balance at January 1, 2009	$10,779
Transfers into Level 3	---
Realized gains (included in net appreciation in fair value of investments on Statements of Changes in Net Assets Available for Benefits)	70
Unrealized gains relating to instruments still held at the reporting date (included in net appreciation in fair value of investments on Statements of Changes in Net Assets Available for Benefits)	346
Purchases, sales, issuances, and settlements (net)	(361)
Balance at December 31, 2009	$10,834

(9)        Group Annuity Insurance Product
At December 31, 2010 and 2009, the Plan had an investment in the Principal Preservation Separate Account which is a group annuity insurance product of Prudential Retirement Insurance and Annuity Company.  The contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.  The Plan owns a promise to pay interest at crediting rates that are announced in advance and guaranteed for a specified period of time as outlined in the contract.  The interest crediting rates for the Principal Preservation Separate Account are determined by Prudential without the use of a specific formula and are not based on the performance of the assets held in the collateral account.  Based on those factors, the fair value of the Principal Preservation Separate Account is equal to the contract value.  Interest is credited by using a single interest rate that is applied to all contributions made to the product regardless of the timing of those contributions.  The average earnings yield and the average crediting rate yield for the fund were 3.5% and 4.0% at December 31, 2010 and 2009, respectively.  The average earnings yield is calculated by dividing the earnings credited to the fund on the last day of the fund year by the end of the fund year fair value and then annualizing the result.  The average crediting rate yield is calculated by dividing the earnings credited to the participants on the last day of the fund year by the end of fund year fair value and then annualizing the result.  As a result of current stable value product construction, no adjustment will be required to mediate between the average earnings credited to the fund and the average earnings credited to the participants.

GENERAL COMMUNICATION, INC.
401(K) PLAN
Notes to Financial Statements

(10)      Income Taxes
The Plan is qualified under Section 401(a) of the Internal Revenue Code (“Code”) pursuant to a favorable tax determination letter dated March 15, 2011, obtained from the Internal Revenue Service.  Although the most recent tax determination letter received by the Plan Sponsor does not yet reflect recent changes made to the Plan, the Plan Administrator believes the Plan is currently designed and is operated in compliance with the applicable requirements of the Code.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

(11)      Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

GENERAL COMMUNICATION, INC.
401(K) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

(Amounts in thousands, except share and unit amounts)
(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
	Common stock:
*	GCI Class A common stock	4,947,356 shares	**	$62,634
*	GCI Class B common stock	62,739 shares	**	721
				63,355
	Mutual fund investments:
	Allianz NFJ Small Cap Admin	291,058 shares	**	8,292
	American Beacon Large Cap Val A	582,760 shares	**	10,799
	American Funds EuroPacific R-4	244,289 shares	**	9,938
	BlackRock Inv Ret Port I	214,233 shares	**	2,474
	BlackRock Lifepath 2050 I	12,698 shares	**	236
	BlackRock Lifepath 2040 I	312,318 shares	**	5,553
	BlackRock Lifepath 2030 I	348,764 shares	**	5,102
	BlackRock Lifepath 2020 I	400,631 shares	**	6,378
	BlackRock Small Cap Growth Equity	174,846 shares	**	3,838
	Fidelity Spartan Market Index	229,243 shares	**	8,351
	Harbor Capital Appreciation Admin	198,850 shares	**	7,272
	Virtus Real Estate Securities Fund	85,541 shares	**	2,382
	PIMCO Funds Total Return Adm	1,044,817 shares	**	11,336
	Loomis Sayles BND FD CL I	27,860 shares	**	399
				82,350

	Group Annuity Insurance Contract
*	Principal Preservation Separate Account	569,181 units	**	15,456

	Self-directed Brokerage Accounts	2,666,385 units	**	2,672
				163,833

*	Notes Receivable from Participants	Interest bearing at 5.25% to 10.25%	---	3,564
				$167,397

*	Party-in-interest
**	Not required for participant directed investments

	See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GENERAL COMMUNICATION, INC.
401(K) Plan

Signature	Title	Date

/s/ John M. Lowber	Plan Administrator	June 30, 2010
John M. Lowber